GTE CORPORATION

                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549



                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993



                                  GTE CORPORATION

            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904











                                  GTE CORPORATION

            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND DECEMBER 31, 1992

                                   TOGETHER WITH

                                  AUDITORS' REPORT



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  To the Plan Administrator of the
  GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly
  Employees:

      We have audited the accompanying statements of net assets available for plan benefits of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and investment income in Master Trust are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                        ARTHUR ANDERSEN & CO.

  Stamford, Connecticut
  June 28, 1994



                                            GTE CORPORATION
                      SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            DECEMBER 31, 1993



                                           GTE
                                          Stock      Equity    Bond     Income      Loan
                                           Fund       Fund     Fund      Fund       Fund     Total
                                                         (Thousands of Dollars)
  ASSETS:

  Investments                             $46,997   $13,698   $1,422    $25,852   $4,246    $92,215

  Receivables                               1,968        79       15        141      -        2,203

  NET ASSETS AVAILABLE FOR PLAN BENEFITS  $48,965   $13,777   $1,437    $25,993   $4,246    $94,418




                     The accompanying notes are an integral part of this statement.




                                            GTE CORPORATION
                      SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            DECEMBER 31, 1992


                                            GTE
                                           Stock      Equity    Bond     Income      Loan
                                            Fund       Fund     Fund      Fund       Fund      Total
                                                          (Thousands of Dollars)
  ASSETS:

  Investments                             $382,894   $61,302   $9,313   $210,372   $45,425   $709,306

  Receivables                               29,508       946      545      3,173     3,236     37,408

      Total Assets                         412,402    62,248    9,858    213,545    48,661    746,714


  Forfeitures Payable                        4,140       462       17      2,240     5,526     12,385

  NET ASSETS AVAILABLE FOR PLAN BENEFITS  $408,262   $61,786   $9,841   $211,305   $43,135   $734,329


                     The accompanying notes are an integral part of this statement.



                                            GTE CORPORATION
                      SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  FOR THE YEAR ENDED DECEMBER 31, 1993



                                        GTE
                                       Stock      Equity      Bond      Income     Loan
                                        Fund       Fund       Fund       Fund      Fund       Total
                                                         (Thousands of Dollars)
  Contributions (Note 3)
    Employee                         $  12,104    $ 4,789    $  753   $ 11,747   $   -     $ 29,393
    Employer                             1,734        -         -         -          -        1,734

  Interest and Dividends                12,060        -         -       10,853       -       22,913

  Net Investment Gain                   23,612      4,984       987        632       -       30,215

  Withdrawals, Terminations and
    Interfund Transfers                (64,766)    (4,678)     (851)   (24,689)    8,620    (86,364)

  Transfer to Another Plan (Note 5)   (344,041)   (53,104)   (9,293)  (183,855)  (47,509)  (637,802)

      Net change during the year      (359,297)   (48,009)   (8,404)  (185,312)  (38,889)  (639,911)

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - beginning of year         408,262     61,786     9,841    211,305    43,135    734,329

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - end of year              $ 48,965    $13,777    $1,437   $ 25,993   $ 4,246   $ 94,418


                     The accompanying notes are an integral part of this statement.





                                            GTE CORPORATION
                      SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  FOR THE YEAR ENDED DECEMBER 31, 1992


                                        GTE
                                       Stock      Equity      Bond      Income     Loan
                                        Fund       Fund       Fund       Fund      Fund     Total
                                                         (Thousands of Dollars)
  Contributions (Note 3)
    Employee                          $ 24,599    $ 7,965    $1,465   $ 26,233   $   -    $ 60,262
    Employer                            23,847        -         -         -          -      23,847

  Interest and Dividends                18,835        -         -       15,388       -      34,223

  Net Investment Gain                      242      4,327       628        -         -       5,197

  Withdrawals, Terminations and
    Interfund Transfers                (28,982)    (3,255)     (609)   (22,497)    7,052   (48,291)

  Transfer to Another Plan (Note 5)     (2,160)      (146)      (70)    (1,128)       15    (3,489)

      Net change during the year        36,381      8,891     1,414     17,996     7,067    71,749

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - beginning of year         371,881     52,895     8,427    193,309    36,068   662,580

  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - end of year              $408,262    $61,786    $9,841   $211,305   $43,135  $734,329


                     The accompanying notes are an integral part of this statement.



                                  GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                           NOTES TO FINANCIAL STATEMENTS



  (1) Description of the Plan:

      The GTE Corporation ("GTE") Savings, Investment & Tax-Deferral Plan for Hourly Employees ("Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide eligible employees of GTE's subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is available to employees of GTE's Participating Affiliates who
  (a) are not in units covered by a collective bargaining agreement unless such agreement specifically provides for the participation of such employees in the Plan, or (b) are not in units deemed by a Participating Affiliate to be a nonparticipating unit on the basis of uniform and nondiscriminatory rules, (c) are not active participants in the GTE Savings Plan or (d) are not nonresident aliens who do not receive compensation that constitutes earned income from sources within the United States.

      Normally, participation will continue as long as a member is employed by GTE or a Participating Affiliate. Participation ceases upon death, disability or separation from service for more than one year, and when all funds in a member's account have been paid to the member or his beneficiaries.

      Company contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service. For members with less than five years of service, Company contributions vest 50% immediately and 50% two years after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

        Through December 31, 1993, each member directed their contributions to be invested in any of four funds. Members are permitted to make changes to their investment choices once every six months. A description of the funds follows:

        GTE Stock Fund             -  Common Stock of GTE Corporation
        Equity Fund                -  Common stocks of various corporations in
                                      accordance with a commonly used index of
                                      corporate equity shares of stock, such
  as
                                      the Standard & Poor's 500 Composite
  Price
                                      Index; stock index futures contracts;
                                      stock index options; or cash, interests
  in                                  money-market funds, or other cash
  equivalents
        Bond Fund                  -  Public and private bonds and debentures,
                                      interest and other distributions
  received
                                      with respect to those bonds and
  debentures
                                      will be invested in bonds as soon as is
                                      practicable
                                  GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS - (Continued)



        Income Fund                -  Funds invested in contracts with
  insurance
                                      companies, securities of U. S.
  government,
                                      government agencies or other highly
  rated
                                      issuers yielding current income and
                                      reasonable rate of return with low risk
  of
                                      principal loss.

        A loan feature is available to members which permits borrowing up to 50% of a participant's vested balance subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans.

        The Plan participates in a master trust with other plans and, along with these other plans, owns a percentage of the assets in the master trust. These percentages are based on a pro rata share of the trust assets. At December 31, 1993, the Plan owned two percent of the assets in the trust. Dividends and interest and net investment gain or losses are allocated to the plan based upon the plan's participation in the master trust as a percentage of the total participation.

        Through December 31, 1992, State Street Bank and Trust Company (the "Trustee") was designated as the Trustee under the Plan and was responsible for the investment, reinvestment, control and disbursement of the funds of the Plan. Administrative expenses of the Plan were paid by the Participating Affiliates. Effective January 1, 1993, Fidelity Management Trust Company became the trustee of the Plan. GTE Service Corporation is the Plan Administrator.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the members. In the event of termination or discontinuance of the Plan by GTE, a participant's interest in his account will be fully vested.

  (2)   Accounting Policies:

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        GTE Stock Fund is valued on the last published sales price on the last business day of the year on the composite listing of the New York Stock Exchange.

        The Equity and Bond Funds are valued based on the market values of the securities which underlie the portfolio of the pooled investments plus dividends and interest awaiting reinvestment (Securities listed on national securities exchanges are valued at closing sales prices on such exchanges or, in the absence of closing sales prices, at the mean of the last published bid and asked prices or the last published sales price, whichever is more recent. Nonlisted securities are valued at either the mean of the
  most recent                                 GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS - (Continued)



  published bid and asked prices or by officers of State Street Bank and Trust Company or Fidelity Management Trust Company, as Trustee).

        Investment contracts in the Income Fund are valued at cost plus reinvested interest. Promissory notes in the Loan Fund are valued at cost plus interest earned.

        Dividends and interest earned on underlying securities in the Equity and Bond Funds are reinvested in such funds and are not remitted to the Plan. Accordingly, dividends and interest in these funds are included in the net investment gains and losses.

         Realized and unrealized gains and losses of Plan assets are based on the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the year. For the GTE Stock Fund, the realized gain or loss on the sale of investments was a $0.6 million gain and a $0.3 million loss for 1993 and 1992, respectively. The unrealized gains on investments were $23.0 million and $0.5 million for 1993 and 1992, respectively.

         Withdrawals are reported on the cash basis in the Statement of Changes in Net Assets Available for Plan Benefits. Amounts payable to individuals at December 31, 1992, who withdrew from participation in the Plan have been included in plan equity of the accompanying December 31, 1992 statement of net assets available for plan benefits and are as follows (in thousands):

                     Fund
                  GTE Shares                       $1,093
                  Equity                              180
                  Bond                                  -
                  Income                            1,409
                     Total                         $2,682

  There were no amounts payable to individuals who had withdrawn from participation in the Plan as of December 31, 1993.

  (3)   Contributions:

        The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value to 50% of the initial 6% of the member's contribution not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active membership. Member contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). For the part of any Plan year in which a member's Elective and/or After-Tax contributions were at least 6% of compensation, but less than the 16% maximum, the member was eligible to make an additional After-Tax contribution in succeeding years equivalent to the difference between these contributions and 16% of compensation. Each member's Elective Contributions to the Plan for the 1993 Plan year was limited to $8,994.
                                  GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS - (Continued)



        Company contributions in the form of GTE Common Stock are generally made within 60 days after the end of the Plan year. Contributions for the 1993 and 1992 Plan years were 52,714 shares and 675,526 shares, respectively.

  (4)    Tax Status:

         The Plan is a qualified profit sharing plan under Sections 401 and 501 of the Internal Revenue Code ("Code"), as amended, and consequently is exempt from Federal income tax. Certain changes have been made to the Plan to comply with the Tax Reform Act of 1986 ("TRA 86"). Management also intends to make additional changes to comply with the final rulings of TRA 86 and will file for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401 and 501 of the Code will be received in due course.

  (5)   Transfer (to) from Another Plan:

          During 1993, approximately $638 million of net assets were transferred out of the Plan into the newly established GTE Hourly Savings Plan.

          During 1992, net assets of approximately $3.5 million were transferred to a newly established plan for certain employees of WESGO Corporation.


                                   GTE CORPORATION
             SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                        SCHEDULE OF INVESTMENTS IN MASTER TRUST
                                (thousands of dollars)



                                                     1993        1992


  FIDELITY FUNDS:

  Equity - Income Fund                          $  142,560  $      -
  Overseas Fund                                     86,633         -
  U.S. Equity Index Collective Trust Fund          117,315         -
  Retirement Government Money Market Portfolio      45,128         -
  Magellan Fund                                    282,612         -
  Conservative Strategy Portfolio                  556,015         -
  Conservative Growth Strategy Portfolio           228,880         -
  Moderate Growth Strategy Portfolio               249,088         -
  Long-Term Growth Strategy Portfolio              177,260         -

  OTHER FUNDS:

  GTE Stock Fund                                 1,385,236   1,434,617
  ESOP Shares Fund                                 850,243     860,188
  Loan Fund                                        173,313     141,237
  Equity Fund                                       13,698     399,381
  Bond Fund                                          1,422      45,868
  Income Fund                                       25,852   1,079,404

      Total                                     $4,335,255  $3,960,695














             The accompanying notes are an integral part of this schedule.

                                                          GTE CORPORATION
                                  SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                                     Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                 (thousands of dollars)


                                                        December 31, 1993               December 31, 1992
                                                   Dividends    Net Investment     Dividends    Net Investment
                                                  & Interest         Gain         & Interest         Gain



  Equity - Income Fund                              $  4,119      $ 11,122         $    -            $   -
  Overseas Fund                                        1,296        11,598              -                -
  U.S. Equity Index Collective Trust Fund                -          16,413              -                -
  Retirement Government Money Market Portfolio           917             3              -                -
  Magellan Fund                                       23,172         7,337              -                -
  Conservative Strategy Portfolio                        -          41,707              -                -
  Conservative Growth Strategy Portfolio                 -          14,289              -                -
  Moderate Growth Strategy Portfolio                     -          17,772              -                -
  Long-Term Growth Strategy Portfolio                    -          16,366              -                -

  OTHER FUNDS:

  GTE Stock Fund                                      61,959        40,045           68,612            2,843
  ESOP Shares Fund                                    45,568         8,859           44,133              237
  Loan Fund                                              -             -                -                -
  Equity Fund                                            -           4,984              559           28,132
  Bond Fund                                              -             987              605            2,437
  Income Fund                                         10,853           632           80,503              -

      Total                                         $147,884      $192,114         $194,412          $33,649



                                 The accompanying notes are an integral part of this schedule.


                                 GTE CORPORATION
            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                        SAVINGS & INVESTMENT MASTER TRUST



                                Notes to Schedules

  (1) The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan and AGCS Hourly Savings Plan.

  (2) Funds invested in contracts with insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 2 below, at December 31, 1993, represented 66% of the Conservative Strategy Portfolio consisting of 68 investment contracts held with 24 different insurance companies (these insurance companies were rated A-or better by Standard & Poor's as of December 31, 1993). The investment contracts bear interest rates ranging from 5.28% to 9.67% and have scheduled maturities from March 1, 1994 to December 31, 1999.

  (3) At December 31, 1993, the Income Fund had an investment contract with Mutual Benefit which represented approximately 5% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1993 this investment is carried at contract value of $31,560,000 in the master trust. On July 15, 1991 the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993 Mutual Benefit filed its First Amended Plan of Rehabilitation which, was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principle and extends maturities, with minimum interest and premium payments over the rehabilitation period. The contract balance will be credited with the contract rate of interest for the period from July 16, 1991 to December 31, 1991. A crediting rate of 4% will be applied from January 1, 1992 to December 31, 1992 and 3.50% will be applied for each year in the period from January 1, 1993 to December 31, 1994. In each subsequent rehabilitation period year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. No interest has been accrued on the investment since October 1, 1991.





                                     SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                             GTE CORPORATION
                                  SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN
                                           FOR HOURLY EMPLOYEES
                                              (Name of Plan)



  Date     June 28, 1994                 By       William D. Wilson
                                                 (William D. Wilson)
                                            Vice President and Controller









                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
  Corporation's previously filed Registration Statement on Form S-8 (File No. 33-46612).






                                         ARTHUR ANDERSEN & CO.


  Stamford, Connecticut
  June 28, 1994